Exhibit 99.1

OKYO Pharma to Participate in the BTIG Biotechnology Conference 2026

London and New York, NY, July 27, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced its participation in the BTIG Biotechnology Conference 2026 taking place virtually on July 28-29, 2026.

Company Participation: Robert J. Dempsey, Chief Executive Officer, Keeren Shah, Chief Financial Officer, Flavio Mantelli MD, PhD, Chief Medical Officer

Date/Time: July 28-29, 2026

Location: Virtual

1:1 Meetings: schedule a one-on-one meeting with management by contacting your BTIG representative

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com